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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period commencing February 20, 2004 through February 24, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

        This Report on Form 6-K contains a copy of the following press releases:

  •
  KPN welcomes millionth i-mode™ customer, dated February 20, 2004;

  •
  2003: Profit after taxes of EUR 2,732 million

    Regular dividend of EUR 0.12 per share

    Additional special dividend of EUR 0.13 per share, dated February 23, 2004;

  •
  Statement regarding MMO2, dated February 23, 2004;

  •
  Statement regarding MMO2, dated February 24, 2004.

Press Release

KPN welcomes millionth i-mode™ customer	Date February 20, 2004 Number 009pe

        KPN's mobile division this week registered its 1 millionth i-mode customer, continuing the trend of accelerated take-up. KPN Mobile CEO Guy Demuynck said, "The increasing interest from the market is very pleasing. It is the natural result of our continued innovations and expansion to the service. i-mode now offers customers in Germany, Belgium and the Netherlands more choice than ever before with a compelling range of handset models and the best offering of fresh and exciting content and services".

        With i-mode, customers can surf i-mode sites, e-mail and chat, download games, applications and ringtones, send and receive photos and much more. In total, KPN currently offers customers more than 560 i-mode services from over 400 national and international content partners including Disney, CNN and Reuters. i-mode also uniquely offers secure mobile banking services, allowing customers to make payments and bank transfers straight from their handset, any time, any where. i-mode users can also visit the more than 10,000 independent i-mode sites offered by individuals and organisations throughout Europe.

        Customers can already access i-mode services with around a dozen handsets, including custom-built i-mode handsets from NEC and Mitsubishi as well as i-mode browser compatible handsets from Siemens and Nokia.

        KPN extended its reach in the market in the second half of 2003 with the introduction of i-mode for prepaid customers in the Netherlands, Germany and Belgium.

i-mode and the i-mode logo are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

Press Release
2003: Profit after taxes of EUR 2,732 million Regular dividend of EUR 0.12 per share Additional special dividend of EUR 0.13 per share	Date February 23, 2004 Number 010pe

        For the full year 2003 KPN reported a profit after taxes of EUR 2,731 million compared to a loss after taxes of EUR 9,542 million last year.

        Excluding exceptional items, the profit after taxes in 2003 amounted to EUR 655 million compared to a loss after taxes of EUR 163 million in 2002.

Key Developments 2003

  •
  Earnings per share: EUR 1.11 (fully diluted: EUR 1.09)

  •
  Total number of mobile customers at year-end: 14.7 million (+1.3 million)

  •
  Total number of i-mode customers at year-end: 868,000 (+632,000)

  •
  Total number of ADSL connections at year-end: 746,000 (+436,000)

Key Developments Q4 2003

  •
  Revenue growth of core divisions: +2.9% (Mobile +7.1%; Fixed +0.1%)*

  •
  Net addition mobile customers: 500,000

  •
  Strong growth in broadband: +137,000 ADSL connections and +327,000 i-mode customers

  •
  Agreement with tax authorities resulting in a positive effect on net result of EUR 1,080 million

  •
  Profit after taxes: EUR 178 million (Q4 2002: EUR 103 million)*

*
Excluding exceptional items

CEO Ad Scheepbouwer

        "We have achieved most of the ambitious goals that we had set ourselves for 2003. Despite the competitive market environment, we have managed to deliver cash flow ahead of market expectations and we are now in a position to reward our shareholders by resuming dividend payments.

        Looking forward, our challenge is to invest in growing the business to secure and build the long-term future. In this respect, I am satisfied with the strong growth in mobile customers, ADSL and i-mode, especially during the fourth quarter".

Figures used in this press release are preliminary and unaudited.
For reconciliation of non-GAAP measures to the nearest GAAP measure, please refer to Annex 3.

Highlights Results

Q4 2003 vs. Q4 2002

—Including exceptional items

        The operating result (EBIT) showed a 32.5% increase over the same period last year to EUR 681 million. KPN reported a profit before taxes of EUR 458 million. The profit after taxes amounted to EUR 1,639 million compared to EUR 7 million in the same quarter of 2002, positively impacted by the agreement with the tax authorities.

—Exceptional items

        The impact of exceptional items on profit after taxes amounted to an income of EUR 1,461 million in Q4 2003 compared to a charge of EUR 96 million in Q4 2002 (refer to Annex 1 for further detail).

—Excluding exceptional items

        KPN's core divisions (including inter-division sales) recorded a growth in operating revenues of EUR 90 million, or 2.9%, compared to the same period last year. Total operating revenues declined by 1.5% to EUR 3,088 million. The operating result grew by 37.4% to EUR 606 million. The profit before taxes amounted to EUR 383 million; after taxes, the profit totaled EUR 178 million.

2003 vs. 2002

—Including exceptional items

        KPN recorded 1.0% higher operating revenues compared to last year. The operating result over 2003 improved from a loss of EUR 5,581 million last year to a profit of EUR 3,108 million mainly due to significant impairment charges in 2002. Profit before taxes totaled EUR 2,246 million. The profit/(loss) after taxes improved from a loss of EUR 9,542 million to a profit amounting to EUR 2,731 million, mainly due to the impairment charges in 2002 and the agreement with the tax authorities in 2003.

—Exceptional items

        Exceptional items, which negatively affected the 2002 loss after taxes by EUR 9,379 million, added a positive component of EUR 2,076 million to the profit after taxes over 2003.

—Excluding exceptional items

        Total operating revenues rose 0.3% to EUR 12,209 million compared to last year. The revenues of the core divisions increased by EUR 428 million, or 3.5%. Thanks to lower operating expenses and lower depreciation and amortization charges, the operating result increased by 52.4% to EUR 2,461 million. The profit before taxes amounted to EUR 1,599 million; net of taxes, the profit totaled EUR 655 million.

Outlook 2004

        For the year 2004, the Board of Management reconfirms the earlier given outlook (including the effect of reduced mobile termination rates in the Netherlands and excluding potential exceptional items):

•	Growth of operating revenues:	overall: 0% to -2%; Mobile: 5% to 7%; Fixed: -5% to -7%
•	Operating EBITDA margin:	Mobile 31% to 33%; Fixed 43% to 45%
•	Profit before taxes:	EUR 1.4 to 1.7 billion
•	Capital expenditures:	EUR 1.6 to 1.8 billion
•	Free cash flow:	over EUR 2.0 billion

Dividend policy

        In the interests of maintaining flexibility to grow and invest in our business, whilst maximising returns to shareholders, KPN targets an optimum capital structure. Currently, this involves containing net debt to no more than twice EBITDA and maintaining an EBITDA net interest cover of at least 6x. This financial framework will accommodate our desire to establish an adequate dividend policy for shareholders.

        It is presently anticipated that the level of the regular dividend will be at least EUR 0.20 per share per year. Last year KPN announced that it would be expecting to declare a cash dividend of EUR 0.12 per share in respect of the year ending December 2003. Following the recent agreement with the tax authorities KPN has decided to augment this with an additional special dividend of EUR 0.13 per share. The proposed dividends will be presented for approval at the Annual Shareholder Meeting to be held on April 15, 2004 and, by approval, paid out shortly thereafter.

        Furthermore KPN intends to reinstate the payment of an interim dividend. We expect to declare an interim dividend for 2004 upon publication of our half year results scheduled for August 9, 2004.

        In managing its balance sheet KPN has no intention to hold unutilised surplus cash balances. Surplus cash will be returned to shareholders either via additional special dividends or via share repurchases. Share repurchases will only be undertaken at a price which enhances value for the remaining shareholders.

Consolidated statement of income

	Excluding exceptional items						Including exceptional items(2)
	Q4 2003	Q4 2002%		2003	2002	%	Q4 2003	Q4 2002
	(Amounts in millions of euro)
Operating revenues	3,088	3,136	-1.5	12,209	12,170	0.3	3,114	3,363
Operating expenses	-1,859	-1,936	4.0	-7,251	-7,791	6.9	-1,867	-2,090
Operating EBITDA(1)	1,229	1,200	2.4	4,958	4,379	13.2	1,247	1,273
Depreciation, amortization & impairments	-623	-759	17.9	-2,497	-2,764	9.7	-566	-759
Operating result (EBIT)	606	441	37.4	2,461	1,615	52.4	681	514
Financial income/(expense)	-223	-338	34.0	-862	-1,178	26.8	-223	-338
Profit/(Loss) before taxes	383	103	>200	1,599	437	>200	458	176
Taxes	-217	-24		-960	-496		972	29
Income from participating interests	0	20		-4	-108		165	-98
Minority interests	12	4		20	4		44	-100
Profit/(Loss) after taxes	178	103	72.8	655	-163	n/a	1,639	7

(1)
Operating EBITDA is a key indicator of KPN's borrowing potential. However, operating EBITDA should not be regarded as an alternative to operating result, profit after taxes, cash flows or other statements of operations of cash flows calculated in accordance with Dutch GAAP, nor can operating EBITDA be regarded as an indicator of KPN's operations or cash position.

(2)
Reported figures (in millions of euro) 2003 and 2002 including exceptional items: operating revenues: EUR 12,907 (2002: EUR 12,784); operating EBITDA: EUR 5,643 (2002: EUR 4,671); operating result: EUR 3,108 (2002: EUR -5,581); profit before taxes EUR 2,246 (2002: EUR -6,759); profit after taxes EUR 2,731 (2002: EUR -9,542).

Operating revenues excluding exceptional items

Q4 2003 vs. Q4 2002

        Total operating revenues decreased by 1.5% to EUR 3,088 million, although the revenues at the core divisions increased by 2.9%.

  •
  The Mobile division showed a revenue increase of 7.1% reflecting higher traffic revenues from an increased customer base.

  •
  Fixed division revenues were stable. Growth in wholesale traffic volumes as well as ADSL revenues offset decreased Fixed Telephony revenues due to loss of market share in the retail market and the deconsolidation of the French and Scandinavian activities of SNT.

  •
  Operating revenues in Other activities fell 31.0% because of the sale of the directory services activities in the first quarter of 2003, downsized retail activities and foreign exchange effect on revenues of Xantic.

2003 vs. 2002

        Total operating revenues increased by EUR 39 million, or by 0.3% to EUR 12,209 million. This increase can be analyzed as follows:

  •
  Operating revenues in the Fixed division increased by EUR 23 million; the growth of Business Solutions by EUR 15 million (mostly ADSL) and lower intra-division sales of EUR 134 million offset lower Fixed Networks revenues of EUR 126 million due to loss of market share in the fixed telephony market.

  •
  The Mobile division reported a revenue growth of EUR 405 million due to higher traffic fees and the net consolidation effects (full consolidation of E-Plus as from March 13, 2002 in part offset by the deconsolidation of Pannon GSM as of February 4, 2002).

  •
  Revenues from Other activities decreased by EUR 322 million mainly caused by deconsolidation effects, such as directory services and network construction activities, and the foreign exchange effects on US dollar-denominated Xantic revenues.

  •
  Furthermore, inter-division sales increased by EUR 67 million compared to last year.

Operating EBITDA excluding exceptional items

Q4 2003 vs. Q4 2002

        Operating EBITDA increased by 2.4% to EUR 1,229 million. Within the Mobile division, the higher operating EBITDA in the Netherlands and Belgium compensated the decreased operating EBITDA in Germany as a result of higher acquisition costs related to the successful expansion of the customer base. Fixed division's operating EBITDA increased due to lower maintenance costs and ongoing cost reduction programs. Operating EBITDA of Other activities decreased by EUR 17 million mainly due to deconsolidation effects.

2003 vs. 2002

        Operating EBITDA increased by 13.2% to EUR 4,958 million. Improved margins in both the Fixed and Mobile divisions, lower maintenance costs within the Fixed division and the impact from restructuring and cost saving programs in all divisions contributed to the increase.

Operating EBITDA margin excluding exceptional items

Q4 2003 vs. Q4 2002

        Except for the last quarter of 2003, Mobile division's operating EBITDA margin was relatively stable (Q1 2003: 34.4%; Q2 2003: 33.1%; Q3 2003: 34.5%; Q4 2003: 32.1%). The lower margin in the fourth quarter of 2003 included effects of the growth by 500,000 customers (more marketing and sales expenses and low-margin handset sales). During 2003, the operating EBITDA margin of the Fixed division showed a slightly declining trend due to the effects of large, low-margin projects (e.g., Tetraned and Mobirail) in the third quarter and an additional early retirement charge of EUR 23 million and pension charge of EUR 9 million during Q4 (Q1 2003: 42.5%; Q2 2003: 43.2%; Q3 2003: 41.2%; Q4 2003: 41.0%). These additional charges apply to the full year 2003.

2003 vs. 2002

        The operating EBITDA margin of the Mobile division decreased compared to last year (2003: 33.5%; 2002: 34.1%) due to increased marketing and sales activities. Fixed division's operating EBITDA margin improved (2003: 42.0%; 2002: 36.9%) due to cost reductions.

Operating result (EBIT) excluding exceptional items

Q4 2003 vs. Q4 2002

        The operating result increased by 37.49%. Within the Mobile division, the operating result of all three operators improved. The operating results of Fixed division and Other activities significantly improved because of increased operating EBITDA and reduced depreciation, amortization and impairment charges.

2003 vs. 2002

        The operating result increased by 52.4% to EUR 2,461 million resulting from improved operating EBITDA and lower depreciation, amortization and impairment charges.

Profit before taxes excluding exceptional items

Q4 2003 vs. Q4 2002

        During the fourth quarter of 2003, the profit before taxes increased by EUR 280 million to EUR 383 million. The improvement of the operating result accounted for the majority of this growth. The EUR 223 million financial expenses in the fourth quarter of 2003 included approximately EUR 53 million costs related to early redemptions.

2003 vs. 2002

        The profit before taxes increased by EUR 1,162 million to EUR 1,599 million. The higher operating result over 2003 contributed to a large extent to this increase, as did the lower financial expenses thanks to regular and early redemptions in previous periods.

Profit after taxes excluding exceptional items

Q4 2003 vs. Q4 2002

        In the last quarter of 2003, profit after taxes totaled EUR 178 million. The improvement by EUR 280 million of the profit before taxes was to a large extent offset by increased tax charges (effective tax rate: 56.7%) resulting from KPN's current fiscal structure.

2003 vs. 2002

        Over the full year, profit after taxes of EUR 655 million was recorded. The increase can be explained from a rise in profit before taxes, although increased tax charges partly offset this result improvement. The effective tax rate charged to the income statement for the year 2003 amounted to 60.0%.

Taxation

        In February 2004, KPN and the Dutch tax authorities have reached agreement regarding the tax consequences of the legal restructuring of KPN's German mobile activities (February 2001) as well as the financial restructuring of KPN Mobile (December 2002).

        The agreement contains three main elements:

  •
  The valuation of KPN Mobile for Dutch tax purposes in December 2002 has been agreed upon. This fiscal value directly influences the fiscal loss to be claimed by Royal KPN and correspondingly the fiscal gain to be recognized by KPN Mobile in 2002. This tax loss and corresponding tax gain is set at EUR 6 billion.

  •
  The German operations are treated as a German branch for Dutch tax purposes.

  •
  The discussions on the fiscal valuation of E-Plus have led to a temporary tax loss attributable to the German branch of KPN Mobile amounting to EUR 11.5 billion. This loss will be recaptured by any future profits of E-Plus, reversals of impairments on intangibles to a maximum of 2 billion or by a fiscal book gain on a theoretical sale of E-Plus.

        This compromise has resulted in a positive effect on the net income in 2003 of EUR 1.080 million. Based on this compromise and depending on general economic, market and business developments, Royal KPN and KPN Mobile expect to move into a tax paying position not earlier than 2006.

        For 2004 the effective tax rate will decrease. The reasons for this decrease are:

  •
  Interest income on shareholder loans E-Plus are tax exempt

  •
  New fiscal regulations in Germany starting from January 1, 2004. These new regulations have resulted in recognition of carry forward losses for trade purposes.

Mobile terminating tariffs

        In December 2003, the Dutch mobile operators, the Dutch regulator OPTA and the Dutch Anti-trust Authority (NMa) reached agreement on reducing tariffs for terminating calls to mobile phones. The price adjustments will be carried out in three steps. In KPN Mobile's case, the average terminating tariffs will be lowered on January 1, 2004 and again on December 1, 2004 and December 1, 2005.

        The tariff reduction is in line with developments elsewhere in Europe. The impact on the revenues and operating profit or loss of KPN in 2004 is estimated at EUR -250 million and EUR -65 million, respectively compared to 2003 results excluding exceptional items.

        As a result of the agreement, the NMa will cease investigations into terminating tariffs. However, OPTA has reserved the right to order a further reduction of handling tariffs after December 1, 2005 under new legislation if there is no effective competition by that time.

Net debt

        At the end of 2003, net debt decreased to EUR 8.3 billion compared to EUR 9.4 billion at the end of the third quarter of 2003 and EUR 12.4 billion at the end of 2002. The reduction during the fourth quarter was driven by the strong operational free cash flow development and the proceeds on the sale of our stakes in Ceský Telecom (EUR 347 million), Hutchison 3GUK (EUR 87 million) and Inmarsat (EUR 70 million).

Credit rating

        On January 29, 2004, Standard & Poor's upgraded KPN's credit rating from BBB+ (with positive outlook) to single A- (with stable outlook). Moody's credit rating for KPN remained unchanged at Baa1 (with stable outlook).

Workforce and restructuring

        At the end of 2003, KPN employed a total of 29,668 full-time equivalents (FTEs; 2002: 34,990 FTEs), of which 18,649 FTEs were subject to KPN's collective labor agreement in the Netherlands (2002: 20,533 FTEs). Of the 1,884 FTEs reduction in 2003, 700 FTEs were due to the outsourcing of activities (e.g., KPN Valley's R&D activities and Logistics) and the remainder was reduction through the 2001 social plan and natural attrition.

KPN pension funds

        In the fourth quarter of 2002, KPN recognized an additional pension charge of EUR 52 million due to the fact that the coverage ratios at the end of 2002 of its main pension funds fell below certain thresholds. This amount was paid to the pension fund in the second quarter of 2003.

        The next additional pension charge has to be paid in the second quarter of 2004 and will be EUR 21 million calculated based on the coverage ratio and the strategic mix of the pension funds in December 2003 (April 30, 2003: EUR 111 million; July 31, 2003: EUR 54 million; October 31, 2003:EUR 13 million). The total shortfall is EUR 305 million (April 30, 2003: EUR 397 million; July 31, 2003: EUR 339 million; October 31, 2003: EUR 303 million), which amount has to be paid in 6 years.

Segmentation

        Our business unit KPN EnterCom (which delivers, installs and services communications equipment for business customers) was part of our Other activities until December 31, 2003. KPN EnterCom is in the process of being relocated from Other activities to the Fixed division as of January 1, 2004. In addition, the distribution channel for personal sales, KPN Sales, was relocated as of the same date from the Fixed division to Other activities. As of January 1, 2004, KPN will report according to this new structure including all comparative information.

Fixed division

Excluding exceptional items	Q4 2003	Q4 2002%		2003	2002	%
	(Amounts in millions of euro)
Operating revenues	1,881	1,880	0.1	7,399	7,376	0.3
Operating expenses	-1,110	-1,156	4.0	-4,294	-4,652	7.7
Operating EBITDA	771	724	6.5	3,105	2,724	14.0
Depreciation, amortization & impairments	-318	-412	22.8	-1,294	-1,445	10.4
Operating result (EBIT)	453	312	45.2	1,811	1,279	41.6
Operating EBITDA margin	41.0%	38.5%		42.0%	36.9%

Q4 2003 vs. Q4 2002

        Operating revenues from the Fixed division remained stable. Lower revenues due to a shift from retail to wholesale volumes resulting from (local) Carrier (Pre)Select competition and fixed-to-mobile substitution were offset by higher revenues resulting from growth in wholesale volumes and ISP services. In the fourth quarter of 2003, total traffic volumes within the Fixed division decreased by 7.3% to 20.36 billion minutes compared to the fourth quarter of 2002.

        The operating result improved thanks to lower operating expenses as well as depreciation and amortization charges mainly resulting from cost reduction and investment optimization programs implemented since the end of 2001. Furthermore, the lower operating expenses were obtained through workforce reductions as well as lower maintenance costs. Consequently, operating EBITDA margin rose by 2.5 percentage points to 41.0% in the last quarter of 2003 compared to the same quarter previous year.

2003 vs. 2002

        The operating revenues increased by 0.3% to EUR 7,399 million. The shift from retail to wholesale volumes continued; terminating, originating and transit volumes and revenues increased as a result of services such as (local) Carrier (Pre)Select, Internet-originating and significantly growing mobile terminating services. On the other hand, the fixed telephony market is shrinking as a result of accelerated growth in the broadband market, fixed-to-mobile substitution and migration from switched voice to private networks. Furthermore, the deconsolidation of SNT's French and Scandinavian activities had a negative impact on the 2003 revenues. These effects were offset by growth of ADSL and project (Mobirail, Tetraned) revenues.

        Operating result improved resulting from a combination of lower operating expenses and decreased depreciation, amortization and impairment charges. The latter mainly resulted from investment optimization programs implemented since the end of 2001. The operating expenses were reduced through cost and workforce reductions as well as improved purchase conditions for maintenance activities. The operating EBITDA margin rose by 5.1 percentage points to 42.0%.

Total number of lines in thousands as of December 31	2003	2002	%
PSTN	6,120	6,316	-3.1
ISDN (2, 15, 20, 30)	1,557	1,537	1.3

Total	7,677	7,853	-2.2

        KPN's ISPs (Planet Internet, Het Net and XS4ALL) reported higher revenues resulting from the introduction of paid subscriber Internet services in the Netherlands, increased penetration of ADSL and Internet usage directly billed by ISPs.

Total number of connections in thousands as of December 31	2003	2002	%
ADSL	746	310	140.6
IP-VPN	16	3	>200

        The following table provides an overview of the development in average tariffs and reflects the effect of the tariff increase in August 2002:

Q4 2003	Q4 2002	In EUR/minute (=rates)	2003	2002
0.0306	0.0294	Domestic—Local voice	0.0302	0.0288
0.0218	0.0193	Local (Internet)	0.0208	0.0184
0.0432	0.0414	Domestic long-distance	0.0424	0.0402
0.2580	0.2555	Fixed-to-mobile	0.2566	0.2501
0.1995	0.2020	International	0.1971	0.1928

Business developments

        In the fast growing Dutch broadband market, KPN performed well. In one of the most rapidly growing broadband markets of the world, KPN succeeded in improving its market share in the consumer broadband market in the Netherlands from 29% at the end of 2002 to 39% at the end of 2003; this corresponds to 746,000 ADSL connections installed at the end of 2003. In particular in the fourth quarter, KPN counteracted on the ADSL promotions started by other DSL operators by expanding its DSL portfolio with new innovative offerings. In November 2003 KPN introduced the broadband portal offering, our customers premium content, which is exclusively delivered by leading media companies.

        At least as important as our success in the broadband market are our loyalty packages in Fixed Telephony. In the third quarter of 2003, KPN introduced packages of minutes- branded as BelPlus packages—in the consumer market. These packages are tailored to the specific needs of the customer and are intended to increase customer loyalty. In December 2003, KPN introduced the third package (BelPlus300). During the fourth quarter, the total number of BelPlus packages sold increased to over 715,000 covering about 13% of all residential customers. KPN also introduced a range of packages for the business market under the label "BelZakelijk". Since September 2003, KPN sold almost 38,000 of those packages.

Mobile division

Excluding exceptional items	Q4 2003	Q4 2002%		2003	2002	%
	(Amounts in millions of euro)
Operating revenues	1,340	1,251	7.1	5,142	4,737	8.5
Operating expenses	-910	-820	-11.0	-3,418	-3,124	-9.4
Operating EBITDA	430	431	-0.2	1,724	1,613	6.9
Depreciation, amortization & impairments	-266	-271	1.8	-1,051	-1,103	4.7
Operating result (EBIT)	164	160	2.5	673	510	32.0
Operating EBITDA margin	32.1%	34.5%		33.5%	34.1%

Q4 2003 vs. Q4 2002

        The 7.1% growth in operating revenues reflected increased traffic in Germany, the Netherlands and Belgium as well as more handsets sold in Germany. The total number of subscribers rose by 1.3 million to 14.7 million at year-end 2003 of both postpaid (+0.6 million) and prepaid customers (+0.7 million). The postpaid-prepaid mix improved in favor of postpaid by 0.5% to 41.7% postpaid customers. The customer base increased in particular in Germany, where the number of customers grew by 937,000 compared to 2002.

Total number of subscribers in thousands as of December 31	2003	2002	%
E-Plus, Germany	8,206	7,269	12.9
KPN Mobile NL, the Netherlands	5,205	5,034	3.4
BASE, Belgium	1,253	1,138	10.1
Total	14,664	13,441	9.1
Of which i-mode	868	236	>200

        Operating expenses increased by EUR 90 million to EUR 910 million due to higher cost of materials and increased marketing and sales expenses. Although the operating EBITDA was stable on a divisional level, it increased in Belgium, remained unchanged in the Netherlands and decreased in Germany. The latter decrease resulted from higher acquisition costs made to further grow the customer base. The operating EBITDA margin decreased from 34.5% to 32.1%.

        Operating result increased by 2.5% to EUR 164 million, as depreciation, amortization and impairment charges fell below previous year.

2003 vs. 2002

        Operating revenues grew by 8.5% to EUR 5,142 million. This growth was the result of increased traffic revenues and consolidation effects related to the acquisition of a 22.51% interest in E-Plus and in part offset by the disposal of Pannon GSM.

        Operating expenses increased by EUR 294 million to EUR 3,418 million. Apart from consolidation effects related to E-Plus and Pannon GSM, this increase was caused by increased costs of materials, traffic expenses, marketing and sales expenses as well as commissions and dealer bonuses. The operating EBITDA margin decreased from 34.1% to 33.5%.

        Due to goodwill and license impairments recognized in the second quarter of 2002, depreciation and amortization charges decreased in 2003. As a consequence of the aforementioned cost and revenue developments, operating result increased by EUR 163 million (+32.0%) to EUR 673 million.

Business developments

        E-Plus introduced the i-mode service for its prepaid customers. Over 150 content partners now provide more than 200 services. A broad portfolio of handsets, the new pricing model and the introduction of prepay were the reasons for the number of i-mode customers rising by 167,000 during the fourth quarter.

        In the fourth quarter, E-Plus continued a number of its promotional Jubilee Tariffs such as "Privat MU Jubilee" (no monthly fee; EUR 9.95 minimum turnover) and "Time & More Jubilee" (1,000 free minutes during Weekends per month for E-Plus to E-Plus and E-Plus to PSTN) underlined E-Plus role as an innovative challenger.

        During the fourth quarter, KPN Mobile NL realized 155,000 net additions of i-mode customers. A growing number of business customers use i-mode to enable access to company applications. UMTS pilots started together with the The Hague City Council, Siemens Netherlands, Rotterdam Municipal Port Management (pilot organization) and Eneco (energy supplier). Services provided via WLAN (Wireless Local Area Network) started as a pilot as well. KPN's mobile subscribers in the Netherlands can access the Internet and enterprise networks at broadband speed at more than 200 public hotspots in the Netherlands and thousands more abroad.

        BASE's tailor-made offer for the Turkish community Ay Yildiz developed positively with penetration now close to 15%. After the launch of the Ay Yildiz segment in June 2003, BASE continued its strategy of segmentation through the launch of the Youth and Expat products. The first Youth product "SMS Ticket" is a promotional prepaid offer aimed at young people. The music channel TMF and BASE launched 'The Mobile Factory' enabling customers to send SMSs at the lowest tariffs in the market. BASE Expat is a tailor-made postpaid offer for employees of the EU Institutions and NATO in Belgium.

        BASE and Dexia Bank launched Dexia Direct Mobile, the first mobile Internet banking application in Belgium. BASE also launched a number of successful promotions in the last quarter of 2003, for instance "Member Get Member", containing a 1000 minutes call value offer. BASE recorded its highest brand awareness to date of 86%. In the fourth quarter of 2003, BASE was the only Belgian operator winning customers through mobile number portability.

Other activities

Excluding exceptional items	Q4 2003	Q4 2002%		2003	2002	%
	(Amounts in millions of euro)
Operating revenues	207	300	-31.0	903	1,225	-26.3
Operating expenses	-179	-255	29.8	-774	-1,183	34.6
Operating EBITDA	28	45	-37.8	129	42	>200
Depreciation, amortization & impairments	-39	-76	48.7	-152	-216	29.6
Operating result (EBIT)	-11	-31	64.5	-23	-174	86.8

Q4 2003 vs. Q4 2002

        This division consists of other activities and supporting services. External operating revenues decreased primarily due to lower revenues from retail activities, deconsolidation of the directory services activities and lower corporate voice revenues at EnterCom.

        Operating EBITDA decreased by EUR 17 million to EUR 28 million mainly affected by decreased external revenues in combination with stable operating EBITDA margins.

        Operating result improved over last year to a loss of EUR 11 million mainly due to the lower depreciation, amortization and impairment charges.

2003 vs. 2002

        Operating revenues decreased by 26.3% to EUR 903 million. This decrease resulted from lower revenues from retail activities, deconsolidation of network construction and directory services activities as well as foreign exchange effects on Xantic's US dollar-denominated revenues.

        In 2003, operating EBITDA improved by EUR 87 million to EUR 129 million. This improvement mainly resulted from restructurings, cost reductions and deconsolidation of the network construction activities. This improvement was partially offset by the effect of deconsolidating the directory services activities.

        Operating result improved by EUR 151 million to a loss of EUR 23 million. This improvement mainly resulted from significantly increased operating EBITDA and lower depreciation, amortization and impairment charges.

Glossary

        Free Cash Flow: net cash flow from operating activities after capital expenditures, interest, tax and restructuring expenses.

        Operating EBITDA: operating result before depreciation, amortization and impairments.

        Net debt: interest-bearing debt minus cash and cash equivalents.

Safe harbor

        Certain statements contained in this press release and the accompanying annexes constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on KPN's operations, KPN's and its joint ventures' share of new and existing markets, general industry and macro-economic trends and KPN's performance relative thereto, and statements preceded by, followed by or including the words "believes", "expects", "anticipates" or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties, and other factors, many of which are outside KPN's control, that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in KPN's Annual Report on Form 20-F for the year ended December 31, 2002. The figures used in this press release and the accompanying annexes are preliminary and unaudited.

For more details, visit: http://www.kpn-corporate.com/

KPN will publish its 2003 Annual Report and Form 20-F on March 10, 2004.
The Annual General Meeting of Shareholders will be held on April 15, 2004 (2.00 PM) in Amsterdam.

Annex 1—Exceptional Items Q4 2003

Exceptional items

        KPN defines exceptional items as those gains or losses that, in the view of management, are not directly related to KPN's continuing business operations or distort the analysis of KPN's underlying financial performance, measured in terms of operating revenues, operating EBITDA, operating profit or loss, group profit or loss after taxes and profit or loss before and after taxes, either due to the materiality of the amounts involved or the likelihood that such an event will recur in the near future. It should be noted that operating revenues, operating EBITDA, operating profit or loss and profit or loss before and after taxes excluding exceptional items cannot be considered to be financial measures under Dutch or US GAAP. In the past, the following main events were reported as exceptional items:

  •
  Valuation adjustments due to impairment tests and other substantial fixed assets revaluations, including goodwill and other intangible fixed assets;

  •
  Restructuring charges;

  •
  Gains or losses on disposal of group companies, participating interests and other assets or activities.

        Exceptional items Q4 2003:

Book gain on sale Inmarsat

        On December 1, 2003, Xantic (owned for 65% by KPN) agreed to the sale of the international satellite company Inmarsat in which they held 5.8 million shares with cash proceeds of EUR 70 million (USD 88 million) and a book gain of EUR 26 million.

Capital tax

        An amount of EUR 33 million is included in the fourth quarter of 2003, following the refund of the capital tax on the conversion shareholder loans with respect to the agreement with the tax authorities.

Additional charge on restructuring provision

        In December 2001, KPN recorded a charge of EUR 676 million for restructuring. A charge of EUR 16 million in the Fixed division, a release of EUR 1 million in the Mobile division and a charge of EUR 26 million in Other activities have been recorded in the fourth quarter of 2003 mainly regarding to:

  •
  additional charges regarding termination fees and penalties for rent and contracts with suppliers due to economic circumstances.

  •
  charges relating to the restructuring of Xantic.

Impairment on goodwill Xantic

        Xantic, worldwide provider of communications services via satellites and maritime software, has changed its organization aimed at selling software and airtime to the maritime industry. As expected synergies between selling Inmarsat airtime and software for the maritime industry have not materialized, Xantic has now decided to position the software business apart from its business unit selling Inmarsat airtime. As a consequence, Xantic wrote off EUR 46 million related to the Spectec acquisition in 2000. Telstra's share in Xantic's impairment, net of taxes, amounted to EUR 12 million.

Reversal of impairment charge on GSM licenses of BASE

        As a result of positive business developments within BASE in the second half-year of 2003, impairment charges on BASE's GSM licenses recognized in 2002 were partly reversed amounting to EUR 103 million. NTT DoCoMo's share in KPN Mobile concerning the reversal of the impairment of BASE, net of taxes, amounted to a loss of EUR 2 million.

Adjustment to net realizable value Hutchison 3G UK

        On November 7, 2003, Hutchison Whampoa Limited ('HWL') and KPN Mobile entered into agreements on the transfer of the Hutchison 3G UK shares. Upon this transaction, we reversed impairment charges recognized in 2002 amounting to EUR 119 million.

Ceský Telecom

        After selling its direct 6.48% interest in the Czech telecommunications provider Ceský Telecom for EUR 223 million in the second quarter of 2003, KPN completed the full sale of its remaining, indirect stake for EUR 347 million in December 2003. The amount excludes dividends received amounting to EUR 81 million. Upon the sale of its indirect stake, KPN realized a book gain of EUR 46 million.

Agreement with tax authorities

        KPN and the Dutch tax authorities have reached agreement regarding the tax consequences of the legal restructuring of KPN's German mobile activities as well as the financial restructuring of KPN Mobile. This compromise results in a positive effect on net income of EUR 1,080 million. NTT DoCoMo's share in KPN Mobile's part of the agreement amounted to a profit EUR 23 million.

Recognition of the tax losses carry forward regarding E-Plus

        In December 2003 the German tax authorities announced new regulations starting from January 1, 2004. This new regulations and the development of the results of our German operations will result in taxable income and therefore will lead to a partial recognition of our tax losses carry forward for an amount of EUR 87 million.

        Exceptional items reported in (the last quarter of) 2003 and 2002 can be summarized as follows:

4th Quarter
			Full Year
2003
	2002	(Amounts in millions of euro)	2003	2002
		Mobile division
—	—	Gain resulting from the termination agreement with MobilCom	222	—
—	—	Book gain on sale of UMC	15	—
—	—	Book gain on sale of Pannon GSM	—	335
—	—	Settlement of Indonesian intermediate holding companies of Telkomsel	—	30
—	210	Gain resulting from the termination roaming agreement with Quam	—	210

		Other activities
—	—	Book gain on sale of Directory Services	435	—
26	—	Book gain on sale of Inmarsat by Xantic	26	—
—	17	Book gain on real estate	—	39

26	227	Impact on Operating Revenues	698	614

		Mobile division
1	2	Addition/release restructuring provision	1	2
33	-77	Capital tax on conversion of shareholder loans	33	-77

		Fixed division
-16	3	Addition/release restructuring provision	-7	3
—	—-	Additional loss on sale of SNT France	-5	—
—	—	Write-down of short-term receivables Business Solutions	-6	—
—	—	Write-down of assets held for sale and inventories	—	-53
—	—	Provision settlement and related issues KPNQwest/charges KPN Belgium	—	-47

		Other activities
—	—	Book loss on sale of Network Construction	—	-68
-26	-82	Addition/release restructuring provision	-29	-82

		Impairment charges
—	—	Impairment of tangible fixed assets (Fixed division)	-42	—
—	—	Impairment of intangible fixed assets (Other activities)	-15	—
—	—	Impairment of goodwill SNT (Fixed division)	-38	—
-46	—	Impairment of goodwill Xantic (Other activities)	-46	—
—	30	Impairment of goodwill E-Plus and BASE (Mobile division)	—	-1,852
103	-30	Impairment of UMTS license E-Plus and UMTS/GSM licenses BASE (Mobile)	103	-5,412
—	—	Impairment of goodwill KPNQwest (Other activities)	—-	-31
—	—	Impairments of tangible fixed assets relating to KPNQwest (Fixed division)	—	-87
—	—	Impairments of tangible fixed assets relating to KPNQwest (Other activities)	—	-6
—	—	Impairment of tangible fixed assets KPN Belgium (Other activities)	—	-100

75	73	Impact on Operating result (EBIT) and Profit/(Loss) before taxes	647	-7,196

		Taxation
—	—	Valuation allowance deferred tax assets E-Plus and BASE	—	-606
-11	—	Tax effect on refund of capital tax following the agreement with authorities	-11	—
87	—	Recognition of the tax losses carried forward of E-Plus	87	—
1,080	—	Agreement with tax authorities	1,080	—
33	53	Tax effect on exceptional items	61	119

		Income from participating interests
119	—	Adjustment to net realizable value Hutchison 3G UK	119	-1,166
46	-118	Adjustment to net realizable value Ceský Telecom	46	-156
—	—	Write-down net asset value KPNQwest	—	-270

1,429	8	Total impact on Group Profit/(Loss) after taxes	2,029	-9,275

		Minority interests
—	—	Minority's share of impairment goodwill SNT (net of tax effect)	15	—
12	—	Minority's share of impairment goodwill Xantic (net of tax effect)	12	—
-2	—	Effect on NTT DoCoMo minority interest on reversal imparment BASE	-2	—
-1	—	Effect on NTT DoCoMo minority interest on Recognition of the tax losses carry forward of E-Plus	-1	—
23	—	Effect on NTT DoCoMo min. interest on the agreement with tax auth.	23	—
-	-104	Effect on NTT DoCoMo minority interest after conversion shareholder loan	—	-104

1,461	-96	Total impact on Profit/(Loss) after taxes	2,076	-9,379

Annex 2—Consolidated balance sheet and cash flow statement

Consolidated Balance sheet

	December 31, 2003	December 31, 2002
	(Amounts in millions of euro)
Assets
Licenses	4,457	4,419
Goodwill	4,126	4,484
Property, plant & equipment	9,119	9,861
Financial fixed assets	2,318	1,163
Current assets	2,266	2,577
Cash and cash equivalents	1,839	2,657

Total assets	24,125	25,161

Liabilities
Shareholders' equity	7,164	4,508
Minority interests	195	272
Provisions	3,339	1,597
Long-term liabilities	9,230	12,680
Current liabilities	4,197	6,104

Total liabilities	24,125	25,161

        On December 31, 2003, the net debt (interest-bearing debt minus cash and cash equivalents) decreased to EUR 8.3 billion compared to EUR 9.4 billion at the end of the third quarter of 2003 and EUR 12.4 billion at year-end 2002. The reduction during the fourth quarter was driven by a free cash flow of EUR 534 million as well as the proceeds from the sale of our stakes in Ceský Telecom (EUR 347 million), Hutchison 3G UK (EUR 87 million) and Inmarsat (EUR 70 million). In the last quarter of 2003, KPN redeemed early EUR 688 million of debt.

Earnings per share

4th Quarter					Full Year
2003	2002	Dev.	%	(Amounts in euro)	2003	2002	Dev.	%
				Profit/(Loss) after taxes per ordinary share
0.67	0.03	0.64	>200	(non-diluted)	1.11	-3.94	5.05	N/A
0.65	0.03	0.62	>200	Profit/(Loss) after taxes per ordinary share on a fully diluted basis	1.09	-3.94	5.03	N/A

        The earnings per share for the fourth quarter have been calculated by deducting the year-to-date earnings per share of the preceding quarter from the year-to-date earnings per share of the current quarter.

        If the earnings per share for the fourth quarter of 2003 had been calculated on a stand-alone basis (diluted and non-diluted), this would have resulted in EUR 0.66 respectively EUR 0.67 per share (2002 diluted and non-diluted: EUR 0.03).

Cash flow statement

4th Quarter					Full Year
2003	2002	Dev.	%	(Amounts in euro)	2003	2002	Dev.	%
1,141	1,197	-56	-4.7	Net cash flow from operating activities	4,087	3,975	112	2.8
-84	-310	226	72.9	Net cash flow from investing activities	-48	-335	287	85.7
-960	-3,273	2.313	70.7	Net cash flow from financing activities	-4.853	-8,329	3.476	41.7
97	-2,386	2.483	N/A	Change in cash and cash equivalents	-814	-4,689	3,875	82.6
534	780	-246	-31.5	Free cash flow	2,666	2,838	-172	-6.1

Q4 2003 vs. Q4 2002

        In the last quarter of 2003, the net cash flow from operating activities amounted to EUR 1,141 million comprising a cash inflow from operations before changes in working capital of EUR 1,537 million (2002: EUR 863 million) and changes arising from working capital of EUR -396 million (2002: EUR 334 million). Minus capital expenditures of EUR 607 million (2002: EUR 417 million), the free cash flow in the fourth quarter of 2003 amounted to EUR 534 million.

2003 vs. 2002

        The cash flow from operating activities improved to EUR 4,087 million. Minus EUR 1,421 million capital expenditures, the EUR 2,666 million free cash flow was slightly lower than in 2002, mainly due to increased capital expenditure programs.

Annex 3—Reconciliation of non-GAAP measures to the nearest GAAP measure

        KPN applies non-GAAP measures (Operating EBITDA, EBIT, free cash flow and earnings measures excluding exceptional items) because it believes that in the telecom industry and the financial community these are being perceived as useful indicators of its performance.

        These non-GAAP measures are reconciled to the nearest GAAP measure. As KPN has decided to further improve transparency in external reporting by complying with GAAP measures, in line with requests of SEC/AFM, future press releases, quarterly reports and the Company's Annual Report and Form 20-F will only report applying GAAP measures.

Q4, 2003

Non-GAAP measures				Exceptional items			GAAP measures
excluding exceptional items (millions of euros)	Q4 2003	Q4 2002		Q4 2003	Q4 2002		including exceptional items (millions of euros)	Q4 2003	Q4 2002
Revenues	3,088	3,136		26	227		Operating Revenues	3,114	3,363
Opex	-1,859	-1,936		-8	-154		Operating Expenses	-2,433	-2,849
Operating EBITDA	1,229	1,200		18	73		of which:
Depreciation and impairments	-548	-675		0	0		—depreciation and impairments	-548	-675
Amortization and impairments	-75	-84		57	0		—amortization and impairments	-18	-84
EBIT	606	441	+	75	73	=	Operating result	681	514
Financial income/expense	-223	-338		0	0		Financial Income/(Expense)	-223	-338
Profit before taxes	383	103		75	73		Profit/(Loss) before taxes	458	176
Income participating interests	0	20		165	-118		Income Participating Interests	165	-98
Minority interests	12	4		32	-104		Minority Interests	44	-100
Taxes	-217	-24		1,189	53		Taxes	972	29
Profit/(Loss) after taxes	178	103		1,461	-96		Profit/(Loss) after taxes	1,639	7

Non-GAAP measures				Capital expenditures			GAAP measures
(millions of euros)	Q4 2003	Q4 2002		Q4 2003	Q4 2002		(millions of euros)	Q4 2003	Q4 2002
Free cash flow	534	780	+	607	417	=	Net cash flow from operating activities	1,141	1,197

2003

Non-GAAP measures				Exceptional items			GAAP measures
excluding exceptional items (millions of euros)	2003	2002		2003	2002		including exceptional items (millions of euros)	2003	2002
Revenues	12,209	12,170		698	614		Operating Revenues	12,907	12,784
Opex	-7,251	-7,791		-13	-322		Operating Expenses	-9,799	-18,365
Operating EBITDA	4,958	4,379		685	292		of which:
Depreciation and impairments	-2,183	-2,374		-42	-193		—depreciation and impairments	-2,225	-2,567
Amortization and impairments	-314	-390		4	-7,295		—amortization and impairments	-310	-7,685
EBIT	2,461	1,615	+	647	-7,196	=	Operating result	3,108	-5,581
Financial income/expense	-862	-1,178		0	0		Financial Income/(Expense)	-862	-1,178
Profit before taxes	1,599	437		647	-7,196		Profit/(Loss) before taxes	2,246	-6,759
Income participating interests	-4	-108		165	-1,592		Income Participating Interests	161	-1,700
Minority interests	20	4		47	-104		Minority Interests	67	-100
Taxes	-960	-496		1217	-487		Taxes	257	-983
Profit/(Loss) after taxes	655	-163		2076	-9,379		Profit/(Loss) after taxes	2,731	-9,542

Non-GAAP measures				Capital expenditures			GAAP measures
(millions of euros)	2003	2002		2003	2002		(millions of euros)	2003	2002
Free cash flow	2,666	2,838	+	1,421	1,137	=	Net cash flow from operating activities	4,087	3,975

Press Release

Statement regarding MMO2	Date February 23, 2004 Number 011pe

        The Board of Royal KPN N.V. notes the announcement made by MMO2 on Friday, 20th February, 2004, and can confirm that it had been discussing a combination with MMO2 in the past few weeks and made a proposal recently to that effect. Although the Board of KPN believes that the logic for a combination between the two companies remains intact, discussions have now ceased.

Press Release

Statement regarding MMO2	Date February 24, 2004 Number 012pe

        The Board of Royal KPN N.V. ("KPN") would like to confirm comments made by the Chairman of the Managing Board, Mr. Ad Scheepbouwer, during briefings with analysts this afternoon that it does not intend to make an unsolicited offer for MMO2.

        KPN refers to its statement yesterday that discussions have ceased. KPN confirms that it has no current intention to make an offer for MMO2, but for the purposes of Rule 2.8 of the Takeover Code, KPN reserves the right to make an offer for MMO2 in the event that the Board of Directors of MMO2 agrees to recommend an offer by KPN or a third party announces a firm intention to make an offer for MMO2.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: February 24, 2004	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

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2003: Profit after taxes of EUR 2,732 million Regular dividend of EUR 0.12 per share Additional special dividend of EUR 0.13 per share
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SIGNATURES